CUSIP No. 29385B109	13D	Page 97 of 100

Exhibit 99.19

EXECUTIVE OFFICERS AND DIRECTORS

OF

THUNDER ROAD CAPITAL LTD.

Set forth below is a list of each executive officer and director of Thunder Road Capital Ltd. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Eric Weisz 980 Yonge St., Suite 30, ON M4W 3V8	Co-President, Secretary & Director of Thunder Road Capital Ltd., an investment management company.

Jordan Banks 980 Yonge St., Suite 30, ON M4W 3V8	Co-President, Treasurer & Director of Thunder Road Capital Ltd., an investment management company.